UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 847235108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	XXX
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 849,894
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 849,894

11.	Aggregate Amount Beneficially Owned by Each Reporting Person849,894

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	8.3%

14.	Type of Reporting Person (See Instructions)

OO

IA

CUSIP No. 847235108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	XXX
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,274
8. Shared Voting Power 849,894
9. Sole Dispositive Power 1,274
10. Shared Dispositive Power 849,894

11.	Aggregate Amount Beneficially Owned by Each Reporting Person851,168

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	8.3%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 847235108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	XXX

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 710,494
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 710,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person710,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	7.0%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 847235108

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer").  The principal executive office of the Issuer is located at 425 N. Martingale Road, Suite 2050, Schaumburg, Illinois 60173-2213.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.  DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group.  In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b)	The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

CUSIP No. 847235108

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$4,907,141.15
Shapiro	PF	$7,872.50
DAP	WC	$4,168,690.50
(1)  Includes funds of DAP

Item 4.                      Purpose of Transaction

As previously disclosed, the Filers ("Lawndale") and Sparton Corporation ("Sparton" or the "Company") entered into an agreement on September 17, 2008 (the "Agreement"), that provided, among other items, the appointment of two independent and highly experienced individuals, Mr. Joseph J. Hartnett and Mr. James R. Swartwout to join Sparton’s board.  The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, (a copy of which was attached as Exhibit B of its Schedule 13D, Amendment No. 15, and incorporated by reference to this filing).

In an August 3, 2009, letter to Sparton’s Board (a copy of which was attached as Exhibit B of its Schedule 13D, Amendment No. 16, and incorporated by reference to this filing), Lawndale terminated the Agreement and requested Sparton’s Board move toward de-staggering Sparton's Board at the 2010 Annual Meeting.

At the 2010 Annual Meeting, Sparton proposed and recommended shareholders vote in favor of amendments to its Code of Regulations to de-stagger its Board so that all directors would be elected annually for one-year terms.  Additionally at this same meeting, Sparton proposed and recommended shareholders vote in favor of amendments to its Articles of Incorporation to adopt a majority voting threshold in uncontested elections of directors.  Both of these measures were approved by overwhelming majorities of Sparton shares outstanding.

Lawndale believes that Sparton’s operational performance and stock price have benefitted from these governance improvements.

Lawndale may from time to time take such actions as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions that may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

CUSIP No. 847235108

Item 5.                      Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since November 4, 2010:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	Sale	1/12/2011	11376	8.3963
LCM	Sale	1/12/2011	1800	8.3963
DAP	Sale	1/11/2011	10167	8.3515
LCM	Sale	1/11/2011	2100	8.3515
DAP	Sale	1/10/2011	7141	8.3428
LCM	Sale	1/10/2011	1400	8.3428
DAP	Sale	1/4/2011	2567	8.4396
LCM	Sale	1/4/2011	500	8.4396
DAP	Sale	1/3/2011	3492	8.5010
LCM	Sale	1/3/2011	800	8.5010
DAP	Sale	11/9/2010	2100	7.7900
LCM	Sale	11/9/2010	900	7.7900
DAP	Sale	11/8/2010	756	7.6600
DAP	Sale	11/5/2010	400	7.5800
DAP	Sale	11/4/2010	500	7.5491
LCM	Sale	11/4/2010	500	7.5491

Item 6.                      Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP No. 847235108

Item 7.                      Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:           January 13, 2011

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Managing Member	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro Managing Member

CUSIP No. 847235108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation.  For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager